Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Six Months Ended June 30, 2007

Income before provision for income taxes, discontinued operations and extraordinary item	$5,003
Minority interest	2,422
Equity in earnings of unconsolidated businesses	(345)
Dividends from unconsolidated businesses	217
Interest expense	940
Portion of rent expense representing interest	273
Amortization of capitalized interest	54

Income, as adjusted	$8,564

Fixed charges:
Interest expense	$940
Portion of rent expense representing interest	273
Capitalized interest	227

Fixed charges	$1,440

Ratio of earnings to fixed charges	5.95

50